UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                              SUREBET CASINOS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                     86866P
                                 (CUSIP Number)


FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, #300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   MAY 5, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 86866P                                                     PAGE 2 OF 5


                                  SCHEDULE 13D

     1        NAME OF REPORTING PERSON                        CHARLES S. LIBERIS

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       (See Instructions)                                (b) [ ]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS (See Instructions)
              OO

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.

  NUMBER OF          7        SOLE VOTING POWER
   SHARES                     6,000,000 SHARES
BENEFICIALLY         8        SHARED VOTING POWER
  OWNED BY                    -0-
    EACH             9        SOLE DISPOSITIVE POWER
  REPORTING                   6,000,000 SHARES
 PERSON WITH         10       SHARED DISPOSITIVE POWER
                              -0-

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 SHARES

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              76.4%

     14       TYPE OF REPORTING PERSON*
              IN

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7            2 OF 5
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 86866P                                                     PAGE 3 OF 5



ITEM. 1   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of sureBET Casinos, Inc., a Utah corporation (the "Issuer"). Its principal executive offices are located at 1610 Barrancas Avenue, Pensacola, Florida 32501.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is Charles S. Liberis. Mr. Liberis is a United States citizen whose business address is 1610 Barrancas Avenue, Pensacola, Florida 32501. Mr. Liberis' principal occupation is as Chairman, President, and Chief Operating Officer of the Issuer.

During the past five years Mr. Liberis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Liberis has not been a party to a civil proceeding of a judicial or adminis trative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 12, 1999, Mr. Liberis was issued 1,000,000 shares of restricted common stock valued at $100,000 for services rendered to the Issuer in lieu of cash compensation.

On October 27, 1999, the Issuer acquired 50 membership units in Casino Padre Investment Company LLC from Mr. Liberis in exchange for 5,000,000 shares of the common stock of the Company. The price of the units was $500,000, which is the same price paid for the units by Mr. Liberis.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Liberis acquired 6,000,000 shares of Common Stock of the Issuer to gain control over the Issuer.

Other than described above, Mr. Liberis has no other present plans or proposals which relate to or would result in:

     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.


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CUSIP NO. 86866P                                                     PAGE 4 OF 5


Notwithstanding the foregoing, Mr. Liberis will continue to review his investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of May 5, 2000, Mr. Liberis owned of record 6,000,000 shares (76.4%) of the Issuer's Common Stock, based on 7,849,478 shares of Common Stock outstanding on March 31, 2000.

     (b) As of May 5, 2000, Mr. Liberis had the sole power to vote and dispose of 6,000,000 shares (76.4%).

     (c) During the sixty-day period preceding the filing of this Schedule 13D, none of the filing persons had any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Liberis.

     (e) Mr. Liberis continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.



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CUSIP NO. 86866P                                                     PAGE 5 OF 5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2001                   /s/ CHARLES S. LIBERIS
                                         --------------------------------------
                                         Charles S. Liberis